EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30,
	2016	2015

Loss from continuing operations excluding income or loss from equity investments	$(386,963)	$(295,961)
Adjustments:
Fixed charges	94,045	203,802
Distributed income from equity investments	5,988	20,387
Capitalized interest, net of amortization	1,400	2,404
Total loss	$(285,530)	$(69,368)
Fixed charges:
Interest expense	$89,724	$198,826
Capitalized interest	35	—
Portions of rent which represent an interest factor	4,286	4,976
Total fixed charges	$94,045	$203,802
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$94,045	$203,802

Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A

Total loss consists of loss from continuing operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.